1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 23, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

CONTINUING CONNECTED TRANSACTIONS -
MUTUAL SUPPLY AGREEMENT
REVISION OF ANNUAL LIMITS
FOR THE THREE YEARS ENDING 31 DECEMBER 2009

SUMMARY

The Board proposes to revise the annual limits of the transactions under the Mutual Supply Agreement with Chinalco for the three financial years ending 31 December 2009 in order to cater for the increased volume and value of mutual supply transactions with Chinalco and its associates. The proposed revisions of annual limits are primarily due to (1) the mergers and acquisitions by Chinalco of several large scale aluminum production plants during 2006 and early 2007 which lead to increased amount and volume of purchases of alumina by Chinalco and its associates from the Company; and (2) Chalco International Trading directly purchases primary aluminum from Chinalco and its associates instead of acting as an agent for such purchases as previously intended when estimating the annual limits for the expenditure transactions for the three years ending 31 December 2009.

The Directors will convene the SGM for the Independent Shareholders to approve, among other things, the proposal to revise the annual limits for the transactions under the Mutual Supply Agreement. Chinalco and its associates will abstain from voting on the resolutions proposed at the SGM relating to the revision of annual limits under the Mutual Supply Agreement. An independent board committee will be formed to advise the Independent Shareholders in connection with the revision to the annual limits and an independent financial adviser will be appointed to advise the independent board committee. A circular containing, among other things, further information on the terms of the revised annual limits together with the advice of the independent financial adviser and the recommendations of the independent board committee will be despatched to the Shareholders as soon as possible.

The board of directors of Aluminum Corporation of China Limited (the directors, "Directors", the board, "Board" and the company, "Company") announces that the Board proposes to revise the annual limits of the transactions under the Mutual Supply Agreement with Aluminum Corporation of China ("Chinalco") for the three financial years ending 31 December 2009 in order to cater for the increased volume and value of mutual supply transactions with Chinalco and its associates. The proposed revisions of annual limits for the three financial years ending 31 December 2009 are primarily due to:

(1)

the mergers and acquisitions by Chinalco of several large scale aluminum production plants during 2006 and early 2007 which lead to increased amount and volume of purchases of alumina by Chinalco and its associates from the Company; and

(2)

purchase of primary aluminum by China Aluminum International Trading Corporation Ltd. ("Chalco International Trading"), a 90.5% majority owned subsidiary of the Company, for its clients from Chinalco and its associates, instead of agency sales as previously intended when estimating the annual limits of the expenditure transactions under the Mutual Supply Agreement.

Background

The Mutual Supply Agreement was a framework agreement entered into on 5 November 2001 between the Company and Chinalco on to regulate mutual supply of production supplies, transportation and loading services, supporting services and ancillary production services between the two parties. Pursuant to the approval by the independent shareholders of the Company (the shareholders, "Shareholders" and the independent shareholders, "Independent Shareholders") at the Special General Meeting on 27 February 2007, the annual limits of the mutual supply transactions for the three financial years ending 31 December 2009 have been approved by the Independent Shareholders as follows:

31 December
Nature of transactions	2007	2008	2009
(in RMB millions)

Expenditure	1,000	1,500	2,000
Revenue	5,000	5,920	7,100

During the course of preparing the unaudited financial statements of the Company and its subsidiaries for the purpose of the 2007 financial year interim report, the Company has noted that the total amounts of the expenditure transactions and the revenue transactions of the Mutual Supply Agreement for the six months ended 30 June 2007 have reached approximately RMB2,521 million and RMB4,144 million, respectively. This means that the total amounts of the expenditure and revenue transactions have increased at a rate higher than previously estimated when preparing the annual limits for the year ending 31 December 2007. The Directors therefore propose to revise the annual limits for the three financial years ending 31 December 2009 and note that revision of the annual limits for both expenditure and revenue transactions under the Mutual Supply Agreement are required mainly due to the following reasons:

(1)	Revenue transactions:

During the year 2006 and early 2007, Chinalco acquired through mergers and acquisitions three large scale primary aluminum manufacturing enterprises, namely, Lanzhou Liancheng Aluminum Co., Ltd.("Liancheng Aluminum"), Shannxi Tongchuan Aluminum Co., Ltd. ("Tongchuan Aluminum") and Baotou Aluminum Co., Ltd. ("Baotou Aluminum") and a large scale aluminum fabrication enterprise, Chinalco Ruimin Aluminum Co., Ltd. ("Chinalco Ruimin"). When estimating the annual limits of the transactions under the Mutual Supply Agreement, the Directors had already considered the estimated increase in purchase of the Company's products contemplated by Chinalco's acquisitions of Chinalco Ruimin and Liancheng Aluminum, but not Tongchuan Aluminum and Baotou Aluminum. Furthermore, due to the rapid growth of the businesses of all the four Chinalco's newly acquired aluminum enterprises, the total purchases, consist principally of alumina and a minor portion of primary aluminum, by Chinalco and its associates reached approximately RMB4,144 million as at 30 June 2007. In respect of this amount, the total amount of purchases by these four enterprises for the six months ended 30 June 2007 amounted to approximately RMB2,517 million, representing approximately 60.8% of the total amount of revenue transactions under the Mutual Supply Agreement for the period. Although the annual limit for the revenue transactions has not yet been exceeded, the Directors expect that if the purchases continue, the annual limit for such revenue will likely be exceeded before the end of financial year 2007.

(2)	Expenditure transactions

Chalco International Trading, a 90.5% majority owned subsidiary of the Company, is principally engaged in the business of sourcing production supplies for the Company as well as its customers. To minimise the amount of such connected transactions, when estimating the annual limits for the expenditure transactions for the three years ending 31 December 2009, the Directors intended that Chalco International Trading would act as agent, instead of as purchaser, for the primary aluminum products purchased from Chinalco and its associates and would receive a storage fee of RMB40 per tonne of primary aluminum as commission. However, as the suppliers do not wish to enter into the transactions with Chalco International Trading as agent, Chalco International Trading continues to source primary aluminum from them as purchaser.

For the six months ended 30 June 2007, Chalco International Trading sourced primary aluminum from Lanzhou Liancheng, Tongchuan Aluminum and Baotou Aluminum, three of the four recently acquired primary aluminum producers of Chinalco, for sale to its external customers. The total volume of primary aluminum sourced amounted to approximately 125,000 tonnes and the amount of commission to Chalco International Trading would have been approximately RMB5 million if Chalco International Trading were the agent as compared to approximately RMB2,276 million as purchase price with Chalco International Trading as the purchaser. The Directors estimate that the expenditure transactions of Chalco International Trading accounted a substantial portion of the total amount of expenditure transactions of RMB2,521 million for the six months ended 30 June 2007.

The Proposed Revised Annual Limits The Board proposes that the annual limits of the transactions under the Mutual Supply Agreement be revised as follows:

31 December
Nature of transactions	2007	2008	2009
(in RMB millions)

Expenditure	5,800	4,200	3,800
Revenue	8,500	7,600	7,300

The Directors have taken into account the following factors and changes when determining the revised annual limits:

(1)	The Directors have considered the increased volume and amounts of transactions arising from the acquisitions by Chinalco of primary aluminum production plants during 2006 and early 2007;

(2)	Chalco International Trading will continue to source primary aluminum from Chinalco and its associates as a purchaser; and

(3)

To reduce competition and to avoid conflicts of interest, the Company may acquire primary aluminum production plants from Chinalco in the future, thereby reducing the volume and amount of the connected transactions with Chinalco.

Reasons and benefits for the transactions

Both the expenditure transactions and the revenue transactions under the Mutual Supply Agreement are carried out at market-price basis upon normal commercial terms. The Board is of the view that it is in the interest of the Company to maintain the mutual supply transactions for the business operations of the Company. In particular, the revenue transactions, which consist principally of sales of alumina and a minor portion of primary aluminum to the three associates of Chinalco, are conducted at market-price upon normal commercial terms in the ordinary course of business of the Company.

Information of the Company

The Company is the largest producer of alumina and primary aluminum in the PRC. The Company's key facilities include four integrated alumina and primary aluminum production plants, five alumina refineries, nine primary aluminum smelter and one research institute, which are engaged in the production, sales and research of alumina and primary aluminum. The scope of business of the Company and it subsidiaries include bauxite mining, and alumina refining and primary aluminum smelting. Its principal products include alumina, primary aluminum and carbon.

Information of Chinalco

Chinalco is a controlling shareholder of the Company. The principal activities of Chinalco are mainly aluminium fabrication, copper fabrication and primary aluminum smelting.

Listing Rules Implications

The Company has adopted internal controls to identifying and monitoring its connected transactions including adopting and implementing internal report procedures for its branches and subsidiaries to report its connected transactions. The Directors have reviewed the reporting system of the Company's internal control procedures and note the connected transaction reporting system is functioning properly. The Directors are of the view that if not because of the change in capacity in which Chalco International Trading enters into the transactions with Chinalco, the annual limit of the expenditure transaction does not have to be revised.

Transactions under the Mutual Supply Agreement are non-exempt continuing connected transactions which require approval by the Independent Shareholders if any of the annual limits previously approved by the Independent Shareholders is to be revised. The Directors will convene a special general meeting ("SGM") for the Independent Shareholders to approve, among other things, the proposal to revise the annual limits for the transactions under the Mutual Supply Agreement. Chinalco and its associates will abstain from voting on the resolutions proposed at the SGM relating to the revision of annual limits under the Mutual Supply Agreement.

An independent board committee will be formed to advise the Independent Shareholders in connection with the revised annual limits for the transactions under the Mutual Supply Agreement for the three financial years ending 31 December 2009 and an independent financial adviser will be appointed to advise the independent board committee. A circular containing, among other things, further information on the terms of the revised annual limits together with the advice of the independent financial adviser and the recommendations of the independent board committee will be despatched to the Shareholders as soon as possible.

By Order of the Board of Aluminum Corporation of China Limited* Liu Qiang Company Secretary

Beijing, 21 August

As at the date of this announcement, the members of the Board comprise Mr. Xiao Yaqing, Mr. Luo Jianchua, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Helmut Wieser and Mr. Shi Chungui (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary